Confidential Treatment Requested by Evertect AG Pursuant to 17 C.F.R. § 200.83
File No. 001-
As confidentially submitted to the U.S. Securities and Exchange Commission on September 6, 2024. This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
Evertect AG
(Exact name of Registrant as specified in its charter)

Switzerland	98-1807904
(State or Other Jurisdiction	(I.R.S. Employer
of Incorporation or Organization)	Identification No.)

Grafenauweg 10 6300 Zug, Switzerland	6300
(Address of Principal Executive Offices)	(Zip Code)
+41 (0) 58 858 58 58 (Registrant’s telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of exchange on which
to be so registered	each class is to be registered
Ordinary Shares	[ ]

Securities to be registered pursuant to Section 12(g) of the Exchange Act: None
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐

		(Do not check if a smaller reporting company)	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Confidential Treatment Requested by Evertect AG Pursuant to 17 C.F.R. § 200.83
Evertect AG
INFORMATION REQUIRED IN REGISTRATION STATEMENT
CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT
AND ITEMS OF FORM 10
Certain information required to be included herein is incorporated by reference to specifically identified portions of the body of the information statement filed herewith as Exhibit 99.1. None of the information contained in the information statement shall be incorporated by reference herein or deemed to be a part hereof unless such information is specifically incorporated by reference.
Item 1. Business.
The information required by this item is contained under the sections of the information statement entitled “Summary,” “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements,” “The Separation and Distribution,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Certain Relationships and Related Person Transactions” and “Where You Can Find More Information.” Those sections are incorporated herein by reference.
Item 1A. Risk Factors.
The information required by this item is contained under the section of the information statement entitled “Risk Factors.” That section is incorporated herein by reference.
Item 2. Financial Information.
The information required by this item is contained under the sections of the information statement entitled “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information,” “Capitalization,” “Unaudited Pro Forma Condensed Combined Financial Information,” “Notes to Unaudited Pro Forma Condensed Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Index to Combined Financial Statements” and the financial statements and related notes referenced therein. Those sections and such financial statements and related notes are incorporated herein by reference.
Item 3. Properties.
The information required by this item is contained under the section of the information statement entitled “Business—Properties & Facilities.” That section is incorporated herein by reference.
Item 4. Security Ownership of Certain Beneficial Owners and Management.
The information required by this item is contained under the section of the information statement entitled “Security Ownership of Certain Beneficial Owners and Management.” That section is incorporated herein by reference.
Item 5. Directors and Executive Officers.
The information required by this item is contained under the section of the information statement entitled “Management.” That section is incorporated herein by reference.
Item 6. Executive Compensation.
The information required by this item is contained under the sections of the information statement entitled “Management” and “Executive and Director Compensation.” Those sections are incorporated herein by reference.
Item 7. Certain Relationships and Related Transactions and Director Independence.
The information required by this item is contained under the sections of the information statement entitled “Risk Factors,” “Management” and “Certain Relationships and Related Person Transactions.” Those sections are incorporated herein by reference.
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Confidential Treatment Requested by Evertect AG Pursuant to 17 C.F.R. § 200.83
Item 8. Legal Proceedings.
The information required by this item is contained under the section of the information statement entitled “Business—Legal Proceedings.” That section is incorporated herein by reference.
Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.
The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy,” “Capitalization,” and “Description of Share Capital and New Articles.” Those sections are incorporated herein by reference.
Item 10. Recent Sales of Unregistered Securities.
The information required by this item is contained under the sections of the information statement entitled “Description of Certain Indebtedness” and “Description of Share Capital and New Articles—Sale of Unregistered Securities.” Those sections are incorporated herein by reference.
Item 11. Description of Registrant’s Securities to be Registered.
The information required by this item is contained under the sections of the information statement entitled “The Separation and Distribution,” “Dividend Policy” and “Description of Share Capital and New Articles.” Those sections are incorporated herein by reference.
Item 12. Indemnification of Directors and Officers.
The information required by this item is contained under the section of the information statement entitled “Certain Relationships and Related Person Transactions—Agreements with Parent—The Separation and Distribution Agreement” and “Description of Share Capital and New Articles—Indemnification of Directors and Officers.” Those sections are incorporated herein by reference.
Item 13. Financial Statements and Supplementary Data.
The information required by this item is contained under the section of the information statement entitled “Index to Combined Financial Statements” and the financial statements and related notes referenced therein. That section and such financial statements and related notes are incorporated herein by reference.
Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.
None.
Item 15. Financial Statements and Exhibits.
(a)	Financial Statements
The information required by this item is contained under the section of the information statement entitled “Index to Combined Financial Statements” and the financial statements and related notes referenced therein. That section and such financial statements and related notes are incorporated herein by reference.
(b)	Exhibits
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Confidential Treatment Requested by Evertect AG Pursuant to 17 C.F.R. § 200.83
The following documents are filed as exhibits hereto:

Exhibit Number	Exhibit Description
2.1*	Form of Separation and Distribution Agreement by and between Holcim Ltd and the Registrant
3.1*	Form of Articles of Incorporation of the Registrant
3.2*	Form of Organizational Regulations of the Registrant
10.1*	Form of Transition Services Agreement by and between Holcim Ltd and the Registrant
10.2*	Form of Tax Matters Agreement by and between Holcim Ltd and the Registrant
10.3*	Form of Employee Matters Agreement by and between Holcim Ltd and the Registrant
10.4*	Form of Intellectual Property Cross-License Agreement by and between Holcim Ltd and the Registrant
10.5*	Form of Trademark Cross-License Agreement by and between Holcim Ltd and the Registrant
10.6*	Form of Indemnification Agreement
10.7*	Form of Equity Incentive Plan
21.1*	List of Subsidiaries
99.1	Information Statement of the Registrant, preliminary and subject to completion, dated September 6, 2024
99.2*	Form of Notice of Internet Availability of Information Statement Materials

*	To be filed by amendment.
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Confidential Treatment Requested by Evertect AG Pursuant to 17 C.F.R. § 200.83
SIGNATURES
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Evertect AG

By:
Name: [ ]
Title: [ ]

Date:
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